

March 19, 2014

Via Email
Joseph Walsh, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0700

> **Re:** **National Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2014**
> **File No. 001-12629**

Dear Mr. Walsh:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

1. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

2. Please include information as of the most reasonable practicable date. For example, please fill in all blanks, provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

3.   Please advise us of how the company has considered and whether it is in compliance with Rule 14a-13(a)(3) in establishment of the record date.

Solicitation, page 8

4.   You indicate that the solicitation of proxies by mail may be supplemented by telephone and by "other means". Please clarify <u>all</u> the means you intend to use in the solicitation of proxies. For example, revise to specify whether you intend to use other electronic means such as email or Internet to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Background of the Solicitation, page 13

6.   Please ensure that you provide accurate dates and summaries of the issues addressed between the parties. For example, please correct the reference to a December 2014 date and revise your disclosure to provide any details of the conversation between Messrs. Goldwasser, Silvermen and Abbe during December if material to an understanding of the issues currently being raised by the Iroquois participants.

7.   Please provide context to the statements made in this section. For example, in describing the March 7, 2014 communication between the parties, revise to specify the "inaccuracies" you believe were made in the Iroquois letter and press release. Please provide support for any of your expressed opinions or beliefs and ensure that any statements of opinion are identified as such.

Election of Directors, page 15

8.   Your disclosure suggests that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

· the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions